EXHIBIT 99.8

Innovation, Science and Economic Development Canada — Corporations Canada
Innovation, Sciences et Développement économique Canada — Corporations Canada

Canada Business Corporations Act (CBCA)
FORM 4
ARTICLES OF AMENDMENT
(Section 27 or 177)

1 – Current corporate name

CENOVUS ENERGY INC.

2 - Corporation number

1 0 8 4 9 2 3 - 5

3 – The articles are amended as follows: (Note that more than one section can be filled out)

A: The corporation changes its name to:

B: The corporation changes the province or territory in Canada where the registered office is situated to:
To complete the change, a Form 3 – Change of Registered Office Address must accompany the Articles of Amendment.

C: The corporation changes the minimum and/or maximum number of directors to: (for a fixed number of directors, indicate the same number in both boxes).

Minimum number ☐ **Maximum number** ☐

D: Other changes: (for example, to the classes of shares, to restrictions on share transfers, to restrictions on the businesses of the corporation or to any other provisions that are permitted by the CBCA to be set out in the Articles) **Please specify.**

Pursuant to subsection 27(1)(b) of the *Canada Business Corporations Act*, the Articles of the Corporation are hereby amended by the creation of the series of First Preferred Shares set out in Schedules "A", "B", "C", "D", "E", "F", "G" and "H" hereto.

4 – Declaration

I hereby certify that I am a director or an authorized officer of the corporation.

Signature: (signed) "*Alex J. Pourbaix*"

Print name: Alex J. Pourbaix Telephone number: 403-766-3770

Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or to both (subsection 250(1) of the CBCA).

ISED-ISDE 3069E (2016/11) Page 1 of 2

Canada